Filed by AerCap Holdings N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Genesis Lease Limited

Exchange Act Commission File No: 1-33200

The following press release, dated February 24, 2010, entitled “AerCap Holdings N.V. Reports Fourth Quarter and Full Year 2009 Financial Results”, relates to the Agreement and Plan of Amalgamation, dated as of September 17, 2009, as amended, among AerCap Holdings N.V. (“AerCap”), Genesis Lease Limited (“Genesis”) and AerCap International Bermuda Limited.

IMPORTANT INFORMATION ABOUT THIS TRANSACTION

The proposed transaction between Genesis and AerCap will be submitted to the Genesis shareholders for their consideration. In connection with the proposed transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 on February 2, 2010 that includes a definitive proxy statement of Genesis and a prospectus of AerCap. Genesis mailed the definitive proxy statement/prospectus to its shareholders on or about February 8, 2010, and filed with the SEC the definitive proxy statement/prospectus on Form 6-K on February 9, 2010. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-687-1871.

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

For Investors:
Keith Helming
Chief Financial Officer
+31 20 655 9670
khelming@aercap.com

Peter Wortel
Investor Relations
+31 20 655 9658
pwortel@aercap.com

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616
foberdieck@aercap.com

AerCap Holdings N.V. Reports Fourth Quarter and Full Year 2009 Financial Results

Net spread, which is the margin earned on our leased assets, was $466 million for full year 2009, an increase of 30% over the prior year.

Amsterdam, Netherlands; February 24, 2010 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the fourth quarter and full year ended December 31, 2009.

Fourth Quarter 2009 Highlights

•                  Fourth quarter 2009 net income was $43.2 million, compared to a net loss of $19.0 million for the same period in 2008. Fourth quarter 2009 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $40.3 million, compared to net income of $18.7 million in fourth quarter 2008 on the same basis.

•                  Fourth quarter 2009 basic and diluted income per share was $0.51. Fourth quarter 2009 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation were $0.47.

•                  Net spread, the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps, was $126.4 million in fourth quarter 2009 compared to $87.8 million in fourth quarter 2008, an increase of 44%. This measure reflects the increase in leasing income.

•                  Basic lease rents for the fourth quarter 2009 were $156.6 million, compared to $134.7 million for the same period in 2008, an increase of 16%. Total lease revenue for the fourth quarter 2009 was $165.7 million, compared to $149.1 million for the same period in 2008, an increase of 11%.

•                  Sales revenue for the fourth quarter 2009 was $115.9 million, compared to $170.9 million for the same period in 2008, and was generated from the sale of eight aircraft, two engines and parts inventory. Sales revenue for four of the eight aircraft sold were sales of forward order positions. These sales are recorded in sales revenue on a net basis (i.e. sales price less cost of goods sold) at the time of the related delivery. The recognition of the net gain on sale as sales revenue instead of the gross sales amount was the primary cause of the reduction in sales revenue in fourth quarter 2009 as compared to the same period in 2008.

•                  Total revenue for the fourth quarter 2009 was $287.6 million, compared to $326.4 million for the same period in 2008. The decrease was mainly due to sales revenue reflected on a net basis as discussed above, partially offset by higher basic lease rents.

•                  Total assets were $6.8 billion at December 31, 2009, an increase of 25% over total assets of $5.4 billion at December 31, 2008.

Full Year 2009 Key Financial Highlights

•                  Full year 2009 net income was $165.2 million, compared to $151.8 million for the full year 2008. Full year 2009 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $150.2 million, down 24% compared to $197.8 million for the full year 2008. This decrease was mainly caused by lower gains from sales.

•                  Full year 2009 basic and diluted earnings per share was $1.94. Full year 2009 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $1.77.

•                  Net spread for the full year 2009 was $466.0 million, up 30% compared to the full year 2008.

•                  Basic lease rents for the full year 2009 were $581.9 million, up 12% compared to the full year 2008.

•                  Sales revenue for the full year 2009 was $324.8 million, down 47% compared to the full year 2008 and was generated from the sale of 15 aircraft, 15 engines and parts inventory. Sales revenue for five of the 15 aircraft sold were sales of forward order positions. These sales are recorded in sales revenue on a net basis (i.e. sales price less cost of goods sold) at the time of the related delivery. The recognition of the net gain on sale as sales revenue instead of the gross sales amount was the primary cause of the reduction in sales revenue in full year 2009 as compared to full year 2008.

•                  Total revenue for the full year 2009 was $1,003.3 million, down 20% compared to the full year 2008 resulting primarily from sales revenue reflected on a net basis as discussed above, partially offset by higher basic rents.

•                  Aviation assets purchased and delivered in 2009 were $1.9 billion.

Fourth Quarter 2009 Financing Highlights - Previously Disclosed

•                  During the fourth quarter, AerCap signed agreements for three separate debt facilities totaling $484 million. This brings the total debt facilities arranged by AerCap during 2009 to $1.7 billion, and $5.0 billion during the last two years.

Genesis Transaction Update

•                  All regulatory approvals have been obtained and the registration statement was declared effective by the Securities and Exchange Commission (SEC) on February 3, 2010.  Transitional activities are on track and closing is expected on March 25, 2010.

Klaus Heinemann, CEO of AerCap, commented: “AerCap management used 2009 to best position the company for the impending economic recovery by progressively growing and upgrading its aircraft fleet with the addition of $1.9 billion of brand new, state of the art aircraft. Our efforts have resulted in a 30% increase of revenue from leasing activity after deduction of interest cost (net spread). AerCap is well positioned as the largest global independent aircraft leasing company to take full advantage of the industry recovery which is now well underway in most markets.”

AerCap’s CFO, Keith Helming, said: “In spite of the challenges presented by the global financial crisis throughout 2009, AerCap has grown its basic rents and net spread from 2008 levels, including an increase in net spread of 44% in fourth quarter 2009. Moreover, while global economic conditions have been weak, the year-over-year margin of net spread divided by average lease assets, which is a proxy for the lease margin, has improved. These improvements continue to validate AerCap’s commitment to grow assets under management, while maintaining a commensurate return on investment, as reflected in our 2009 financial results.”

Summary of Financial Results

AerCap recorded a fourth quarter 2009 net income of $43.2 million or $0.51 income per basic and diluted share. Fourth quarter 2009 net income amount included net income relating to mark-to-market of interest rate caps and share-based compensation of $2.9 million or $0.04 per basic and diluted share, net of tax. The after-tax gain relating to the mark-to-market of our interest rate caps was $3.7 million and the after-tax charge from share-based compensation was $0.8 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)
Revenues	$287.6	$326.4	(12)%	$1,003.3	$1,256.3	(20)%
Net income	43.2	(19.0)	327%	165.2	151.8	9%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	40.3	18.7	116%	150.2	197.8	(24)%

Total revenue in fourth quarter 2009 decreased 12% compared to fourth quarter 2008. This decrease resulted primarily from sales revenue reflected on a net basis as discussed above, partially offset by higher basic lease rents.

Net income for the fourth quarter excluding the impact of mark-to-market of interest rate caps and share-based compensation increased by 116%. This increase was caused by higher income from the sale of assets and an increase in net spread.

Revenue breakdown

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)

Lease revenue:
Basic lease rents	$156.6	$134.7	16%	$581.9	$520.7	12%
Maintenance rents	9.1	11.7	(22)%	59.0	69.3	(15)%
End-of-lease compensation and other receipts	—	2.7	(100)%	9.7	15.2	(36)%
Lease revenue	$165.7	$149.1	11%	$650.6	$605.2	8%
Sales revenue	115.9	170.9	(32)%	324.8	616.6	(47)%
Management fees and interest income	5.2	6.4	(19)%	22.2	30.3	(27)%
Other revenue	0.8	—	100%	5.7	4.2	36%
Total revenue	$287.6	$326.4	(12)%	$1,003.3	$1,256.3	(20)%

Basic lease rents were $156.6 million for the fourth quarter 2009, an increase of 16% compared to fourth quarter 2008, as a result of our growing asset base. Our average lease assets increased by 29% to $5.0 billion compared to fourth quarter 2008. The percentage increase in basic rents was less than the percentage increase in average lease assets which results from a decrease in interest rates.  Decreasing interest rates reduce basic lease rents but also reduce interest expense.  As shown in the table below, interest expense excluding the impact of the mark-to-market of interest rate caps was $30.2 million in the fourth quarter 2009, a 36% decline compared to fourth quarter 2008. We refer to the difference in basic lease rents and interest expense on debt excluding the mark-to-market on interest rate caps as net spread, which increased 44% to $126.4 million in fourth quarter 2009 over the same period in 2008.

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)

Basic lease rents	$156.6	$134.7	16%	$581.9	$520.7	12%

Interest on debt	$23.8	$99.0	(76)%	$92.2	$219.2	(58)%
Plus: mark-to-market of interest rate caps	6.4	(52.1)	112%	23.7	(58.1)	141%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$30.2	$46.9	(36)%	$115.9	$161.1	(28)%

Net Spread	$126.4	$87.8	44%	$466.0	$359.6	30%

Effective tax rate

AerCap’s effective tax rate during the twelve month period ended December 31, 2009 was negative 1.9% (a charge), consisting of 0.0% for AerCap’s aircraft business and 36.8% for AerCap’s engine and parts business. The annual blended effective tax rate for 2008 was positive 0.3% (income).

Financial position

			% Increase
			over
	December 31,	December 31,	December 31,
	2009	2008	2008

Flight equipment held for lease	$5,230.4	$3,989.6	31%
Total assets	6,769.5	5,410.8	25%
Total liabilities	5,356.2	4,284.8	25%
Total equity	1,413.3	1,126.1	26%

As of December 31, 2009, AerCap’s portfolio consisted of 291 aircraft and 92 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and share based compensation during the applicable period, net of related tax benefits, to GAAP net income. In addition to GAAP net income, we believe this measure may provide investors with supplemental information regarding our operational performance and may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. We use interest rate caps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from our lease and other contracts. We do not apply hedge accounting to our interest rate caps. As a result, we recognize the change in fair value of the interest rate caps in our income statement during each period. Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three month and twelve month periods ended December 31, 2009 and 2008:

	Three months ended			Twelve months ended
	December 31,			December 31,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)

Net income	$43.2	$(19.0)	327%	$165.2	$151.8	9%
Plus: mark-to-market of interest rate caps, net of tax	(3.7)	35.9	(110)%	(18.2)	39.6	(146)%
share-based compensation, net of tax	0.8	1.8	(56)%	3.2	6.4	(50)%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	$40.3	$18.7	116%	$150.2	$197.8	(24)%

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread (refer to second table under Revenue breakdown section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges.  We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities.  This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps to hedge our interest rate risk. The reconciliation of net spread to basic rents for the three month and twelve month periods ended December 31, 2009 and 2008 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Wednesday, February 24, 2010 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 800-676-6978 or (International) +1-706-634-5464 and referencing code 50019420 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call. A replay of the call will be available beginning at 12:30 pm Eastern

Time / 6:30 pm Central European Time on February 24, 2010 and continuing through March 24, 2010. To access the recording, call 800-642-1687 (U.S./Canada) or +1-706-645-9291 (International) and enter passcode 50019420. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Wednesday, February 24, 2010, at 12:30 pm Eastern Time at The New York Palace (the Louis Room), 455 Madison Avenue, New York. Doors will open at 12:00 pm.

To participate in either event, please register at: www.sharedvalue.net/aercap/q409results

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	December 31, 2009	December 31, 2008

Assets
Cash and cash equivalents	$182,617	$193,563
Restricted cash	140,746	113,397
Trade receivables, net of provisions	48,070	43,649
Flight equipment held for operating leases, net	5,230,437	3,989,629
Net investment in direct finance leases	34,532	30,571
Notes receivables, net of provisions	138,488	134,067
Prepayments on flight equipment	527,666	448,945
Investments	21,031	18,678
Goodwill	6,776	6,776
Intangibles, net	31,399	47,099
Inventory	102,538	102,879
Derivative assets	44,866	19,352
Deferred income taxes	80,098	82,471
Other assets	180,237	179,750
Total Assets	$6,769,501	$5,410,826

Liabilities and Equity

Accounts payable	$11,832	$7,510
Accrued expenses and other liabilities	80,399	104,750
Accrued maintenance liability	228,006	202,834
Lessee deposit liability	126,093	98,584
Debt*	4,846,664	3,790,487
Accrual for onerous contracts	22,363	33,306
Deferred revenue	33,011	34,922
Derivative liabilities	7,801	12,378
Total liabilities	5,356,169	4,284,771

Share capital	699	699
Additional paid-in capital	593,133	609,327
Retained earnings	664,177	499,011
Total AerCap Holdings N.V. shareholders’ equity	1,258,009	1,109,037
Non-controlling interest	155,323	17,018
Total Equity	1,413,332	1,126,055

Total Liabilities and Equity	$6,769,501	$5,410,826

* Includes $63 million of subordinated debt received from our joint venture partner relating to the TUI portfolio acquisition

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2008	2009	2008
Revenues
Lease revenue	$165,672	$149,119	$650,604	$605,253
Sales revenue	115,878	170,925	324,781	616,554
Interest revenue	2,449	3,584	10,105	18,515
Management fee revenue	2,780	2,779	12,074	11,749
Other revenue	781	25	5,703	4,181
Total Revenues	287,560	326,432	1,003,267	1,256,252

Expenses
Depreciation	60,843	46,061	220,996	169,392
Asset impairment	11,242	11,100	32,574	18,789
Cost of goods sold	69,604	146,596	248,897	506,312
Interest on debt	23,833	98,990	92,152	219,172
Operating lease in costs	3,235	3,303	13,090	14,512
Leasing expenses	13,279	32,356	65,164	55,569
Provision for doubtful notes and accounts receivable	555	2,685	963	3,746
Selling, general and administrative expenses	33,405	31,616	116,201	128,268
Other expenses	1,065	—	2,965	—
Total Expenses	217,061	372,707	793,002	1,115,760

Income (loss) from continuing operations before income taxes	70,499	(46,275)	210,265	140,492

Provision for income taxes	(423)	15,851	(3,894)	431

Net income (loss)	70,076	(30,424)	206,371	140,923

Net (income) loss attributable to non-controlling interest	(26,912)	11,426	(41,205)	10,883

Net Income (loss) attributable to AerCap Holdings N.V.	$43,164	$(18,998)	$165,166	$151,806

Basic and diluted earnings (loss) per share	$0.51	$(0.22)	$1.94	$1.79

Weighted average shares outstanding - basic and diluted	85,036,957	85,036,957	85,036,957	85,036,957

AerCap Holdings N.V.

Consolidated Statements of Cash Flows

(In thousands of U.S. Dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2008	2009	2008
Net income (loss)	70,076	(30,424)	206,371	140,922
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	60,843	46,061	220,996	169,392
Asset impairment	11,242	11,100	32,574	18,789
Amortisation of debt issuance cost	4,575	4,328	16,364	16,239
Amortisation of intangibles	3,202	3,788	15,701	14,615
Gain on discounted purchase of securitized bonds	—	—	—	(2,783)
Provision for doubtful notes and accounts receivable	424	2,685	1,364	3,746
Capitalised interest on pre-delivery payments	(172)	210	(1,106)	(2,098)
Gain on disposal of assets	(37,046)	(15,073)	(36,007)	(80,341)
Change in fair value of derivative instruments	(3,287)	48,742	(18,929)	51,646
Deferred taxes	365	(15,161)	2,228	(642)
Share-based compensation	1,000	1,475	3,910	6,858
Changes in assets and liabilities
Trade receivables and notes receivable, net	(836)	(6,784)	(6,686)	(5,208)
Inventories	2,092	(14,683)	35,238	(5,469)
Other assets and derivative assets	7,285	(929)	(7,236)	(48,580)
Other liabilities	(7,251)	(12,861)	(63,968)	(75,823)
Deferred revenue	(171)	(3,594)	(1,613)	1,348
Net cash provided by operating activities	112,341	18,880	399,201	202,611

Purchase of flight equipment	(416,415)	(287,515)	(1,264,446)	(1,286,609)
Proceeds from sale/disposal of assets	73,238	135,048	153,481	467,539
Prepayments on flight equipment	(50,251)	(132,839)	(453,305)	(339,422)
Receipt of notes receivable in defeasance structures	—	44,157	—	44,157
Purchase of investments	—	(7,550)	—	(17,550)
Sale of investments	—	—	—	6,234
Purchase of intangibles	—	—	—	(21,410)
Movement in restricted cash	(19,679)	54,446	(27,349)	(18,325)
Net cash used in investing activities	(413,107)	(194,253)	(1,591,619)	(1,165,386)

Issuance of debt	588,397	494,446	2,431,839	1,642,784
Repayment of debt	(332,878)	(306,972)	(1,414,456)	(742,258)
Debt issuance costs paid	(12,398)	(6,314)	(32,723)	(44,933)
Maintenance payments received	25,235	19,677	99,664	98,980
Maintenance payments returned	(8,529)	(17,588)	(46,897)	(64,572)
Security deposits received	15,806	16,571	42,169	43,644
Security deposits returned	(2,215)	(15,344)	(12,840)	(25,842)
Capital contributions from non-controlling interests	7,500	5,000	111,700	5,000
Net cash provided by financing activities	280,918	189,476	1,178,456	912,803

Net (decrease) increase in cash and cash equivalents	(19,848)	14,103	(13,962)	(49,972)
Effect of exchange rate changes	(912)	3,016	3,016	1,799
Cash and cash equivalents at beginning of period	203,377	176,444	193,563	241,736
Cash and cash equivalents at end of period	182,617	193,563	182,617	193,563

Certain reclassifications have been made to prior years consolidated statements of cash flow to reflect the current year presentation.